NO ACT

P.E. 10/16/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13002922

DIVISION OF
CORPORATION FINANCE

November 8, 2013

Kathy H. Gaddes
AmerisourceBergen Corporation
kgaddes@amerisourcebergen.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 11-8-13

Re: AmerisourceBergen Corporation
Incoming letter dated October 16, 2013

Dear Ms. Gaddes:

This is in response to your letter dated October 16, 2013 concerning the shareholder proposal submitted to AmerisourceBergen by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

November 8, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AmerisourceBergen Corporation
Incoming letter dated October 16, 2013

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that AmerisourceBergen may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by AmerisourceBergen to approve an amendment to AmerisourceBergen's certificate of incorporation and bylaws to allow a shareholder or shareholders of record of at least 25% of the voting power of all outstanding shares of common stock the ability to call a special meeting of shareholders. You also represent that the proposal and the proposal sponsored by AmerisourceBergen directly conflict. You indicate that inclusion of both proposals would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if AmerisourceBergen omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Sebastian Gomez Abero
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087

610.727.7000 Phone
www.amerisourcebergen.com



October 16, 2013

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: AmerisourceBergen Corporation
Securities Exchange Act of 1934 — Rule 14a-8
Exclusion of Stockholder Proposal Submitted by
John Chevedden, as proxy for Kenneth Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing on behalf of AmerisourceBergen Corporation (the "Company") to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal and supporting statement (the "Proposal") of John Chevedden, as proxy for Kenneth Steiner (the "Proponent") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "2014 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB No. 14D"), I am emailing to the Staff this letter, which includes the Proposal as received by the Company on September 19, 2013 including a cover letter, attached as Exhibit A. A copy of all correspondence between the Company and the Proponent regarding the Proposal is attached as Exhibit B. A copy of this submission is being sent simultaneously to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax only to the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the stockholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

SUMMARY OF THE PROPOSAL

The text of the resolution included in the Proposal is set forth below.

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2014 Annual Meeting.

ANALYSIS

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(9) BECAUSE IT DIRECTLY CONFLICTS WITH A PROPOSAL TO BE SUBMITTED BY THE COMPANY AT ITS 2014 ANNUAL MEETING.

Currently, neither the Company's certificate of incorporation nor the Company's bylaws permit stockholders to call a special meeting. The Company's Board of Directors has approved submitting a proposal at the 2014 Annual Meeting (the "Company Proposal") to approve an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") that would, if adopted, allow a stockholder or stockholders of record of at least 25% of the voting power of all outstanding shares of common stock of the Company the ability to require the Company to call a special meeting of stockholders. The Company's proxy materials will also set forth corresponding amendments to the Company's Amended and Restated Bylaws implementing the right of holders of at least 25% of the outstanding shares of common stock to cause the Company to call a special meeting, which amendments will take effect upon stockholder approval of the amendment to the Certificate of Incorporation.

Under Rule 14a-8(i)(9), a company may exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting[.]" The Commission has stated that the proposals need not be "identical in scope or focus" for this provision to be available. *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). Rather, Rule 14a-8(i)(9) permits exclusion of a proposal where presenting the stockholder's proposal and the Company's proposal to the same stockholder meeting would present alternative (but not necessarily identical) decisions for the Company's stockholders and would create the potential for inconsistent or conflicting results were both proposals to be approved. *See Equinix Inc.* (Mar. 17, 2011).

The Staff has stated consistently that where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders, the stockholder proposal may be excluded under Rule 14a-8(i)(9). *See United Continental Holdings, Inc.* (Feb. 14, 2013) (concurring with the exclusion of a stockholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a company-sponsored proposal would allow the holders of 25% of outstanding common stock to call such meetings); *Advance Auto Parts, Inc.* (Feb. 8, 2013) (same); *Baxter International Inc.* (Jan. 11, 2013) (same); *see also The Western Union Company* (Feb. 14, 2013) (concurring with the exclusion of a stockholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a company-sponsored proposal would allow the holders of not less than 20% of outstanding common stock to call such meetings); *Norfolk Southern Corporation* (Jan. 11, 2013) (same); *Waste Management, Inc.* (Feb. 16, 2011) (concurring with the exclusion of a stockholder proposal that would have enabled stockholders holding at least 20% of the company's common stock to call a special meeting when a company-sponsored proposal would allow stockholders holding, in the aggregate, at least 25% of the company's common stock held in net long position for at least one year to call a special meeting); *ITT Corp.* (Feb. 28, 2011) (concurring with the exclusion of a stockholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a charter amendment proposed by the company would allow the holders of 35% of the outstanding common stock to call such meetings); *Liz Claiborne, Inc.* (Feb. 25, 2010) (concurring with the exclusion of a stockholder proposal requesting a bylaw amendment giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a charter amendment proposed by the company gave the holders of 35% of the outstanding common stock the ability to call such meetings); *Southwestern Energy Co.* (Feb. 28, 2011) (concurring with the exclusion of a stockholder proposal giving the holders of 10% of the company's outstanding common stock the ability to call a special meeting when a bylaw amendment proposed by the company would allow the holders of 20% of the outstanding common stock to call such meetings); and *Marathon Oil Corp.* (Dec. 23, 2010) (same).

The Staff has consistently concurred in the exclusion of stockholder proposals under substantially the same circumstances as the instant case. For example, in *eBay, Inc.* (Jan. 13, 2012), the Staff concurred in the exclusion of a proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal, which would have allowed stockholders of record of 25% of the voting power of all outstanding shares of capital stock of eBay to call such a meeting. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for the shareholders" and that submitting both proposals to a vote "would create the potential for inconsistent and ambiguous results." *See also, Harris Corporation* (July 20, 2012); *Biogen Idec Inc.* (Mar. 13, 2012); *Cognizant Technology Solutions Corp.* (Mar, 15, 2012); *Cummins Inc.* (Jan. 24, 2012); *Equinix, Inc.* (Mar. 27, 2012); *Flowserve Corp.* (Jan. 31, 2012); *Fluor Corp.* (Jan, 11, 2012); *Omnicom Group Inc.* (Feb. 27, 2012); *Praxair, Inc.* (Jan. 11, 2012); *The Dun & Bradstreet Corp.* (Jan. 31, 2012); *Wendy's Co.* (Jan. 31, 2012); *Altera Corp.* (Jan. 24, 2011); *Express Scripts, Inc.* (Jan. 31, 2011); *Gilead Sciences, Inc.* (Jan. 4, 2011); *ITT Corp.* (Feb. 28, 2011); *Mattel, Inc.* (Jan. 13, 2011); and *Textron Inc.* (Jan. 5, 2011).

The Company's situation is substantially the same as those presented in the above-cited no-action letters. The Company Proposal will directly conflict with the Proposal because the Company cannot institute an ownership threshold required to call a special meeting of stockholders that is set at both 10% and 25%. Submitting both proposals to stockholders at the 2014 Annual Meeting would present alternative and conflicting decisions for stockholders and provide inconsistent and ambiguous results. As a result, the Company requests that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(9).

* * *

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at (610) 727-7281 or kgaddes@amerisourcebergen.com.

Very truly yours,



Kathy H. Gaddes
Vice President, Group General Counsel and
Secretary

Attachments

cc: Mr. John Chevedden

Exhibit A

Proposal

(See attached.)

Gaddes, Kathy

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, September 19, 2013 10:04 PM
To:	Chou, John
Cc:	Gaddes, Kathy
Subject:	Rule 14a-8 Proposal (ABC)``
Attachments:	CCE00003.pdf

Mr. Chou,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Steven H. Collis
Chairman
AmerisourceBergen Corporation (ABC)
1300 Morris Dr Ste 100
Chesterbrook PA 19087
PH: 610-727-7000
FX: 610-647-0141

Dear Mr. Collis,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

9-17-2013
Date

cc: John G. Chou <jchou@amerisourcebergen.com>
Corporate Secretary
Kathy H. Gaddes <KGaddes@amerisourcebergen.com>

[ABC: Rule 14a-8 Proposal, September 19, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm, rated AmerisourceBergen D in accounting and F in social impact. GMI said there was not one non-executive member of our audit committee with general expertise in accounting or financial management. Not one non-executive director had general expertise in risk management. We had overboarded directors with directors who served on the boards of three or more public companies. Yet our company had a history of significant restatements, special charges or write-offs. AmerisourceBergen had a higher accounting and governance risk than 78% of companies. Our company also had higher shareholder class action litigation risk than 96% of all rated companies. The potential dilution in our stock was 10%.

There was no clawback policy that would recoup unearned executive pay resulting from negative restatements. Executive equity pay would not lapse upon CEO termination. Management had a unilateral right to amend our company's by-laws without shareholder approval and directors cannot be removed without cause. We could not act by written consent or utilize cumulative voting.

Our company had come under investigation, or had been subject to fine, settlement or conviction as a result of the social impact of its business practices. Our company was not a UN Global Compact signatory. Our company did not actively disclose its workplace safety record in its annual report.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Correspondence

(See attached.)

Gaddes, Kathy

From: Gaddes, Kathy
Sent: Fridav. September 27, 2013 10:03 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Chou, John
Subject: RE: Rule 14a-8 Proposal (ABC)``
Attachments: Letter to K. Steiner.pdf

Dear Mr. Chevedden,

Please see the attached letter, which was also mailed to you and Mr. Steiner yesterday.

Please call me if you have any questions.

Sincerely,

Kathy H. Gaddes
Vice President, Group General Counsel and Secretary
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087
(t) 610-727-7281

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, September 19, 2013 10:04 PM
To: Chou, John
Cc: Gaddes, Kathy
Subject: Rule 14a-8 Proposal (ABC)``

Mr. Chou,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden



AmerisourceBergen Corporation
P.O. Box 959
Valley Forge, PA 19482
1300 Morris Drive
Chesterbrook, PA 19087-5594
www.amerisourcebergen.com

Kathy H. Gaddes
Vice President, Group General Counsel
& Secretary
Phone 610.727.7281
Fax 1-866-658-9131
kgaddes@amerisourcebergen.com

September 25, 2013

Certified Mail-Return Receipt Requested

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal

Dear Mr. Steiner:

I am responding to your letter to Steven H. Collis, Chief Executive Officer of AmerisourceBergen Corporation (the "Company"), that we received on September 19, 2013, in which you requested that the Company include your stockholder proposal to amend our bylaws to allow stockholders to call a special meeting of stockholders of the Company.

Under Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), to be eligible to submit a stockholder proposal for consideration, you must have been the record or beneficial owner of at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must also continue to hold those securities through the date of the meeting. A copy of Rule 14a-8 is enclosed for your reference.

It is my understanding that your name does not appear in the Company's records as a registered stockholder. Therefore, at the time you submit your proposal you must prove your eligibility based on the requirements described above by submitting to the Company a written statement by the record holder of the securities (usually a broker or bank) verifying the number of shares of common stock of the Company that you own and that, by the date you submitted your proposal, you have held the shares for at least one year. Because you did not include proof of ownership when you submitted your proposal, we hereby request that you provide proof of continuous ownership of the requisite amount of securities for the entire one-year period preceding and including the date the proposal was submitted to us on September 19, 2013.

Under Rule 14a-8(f) of the 1934 Act, you have 14 days from the receipt of this letter to respond to this request.

Please address any correspondence to my attention on this matter.

Very truly yours,

Kathy H. Gaddes

Kathy H. Gaddes

Enclosure

cc: John Chevedden

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Steven H. Collis
Chairman
AmerisourceBergen Corporation (ABC)
1300 Morris Dr Ste 100
Chesterbrook PA 19087
PH: 610-727-7000
FX: 610-647-0141

Dear Mr. Collis,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

9-17-2013
Date

cc: John G. Chou <jchou@amerisourcebergen.com>
Corporate Secretary
Kathy H. Gaddes <KGaddes@amerisourcebergen.com>

[ABC: Rule 14a-8 Proposal, September 19, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm, rated AmerisourceBergen D in accounting and F in social impact. GMI said there was not one non-executive member of our audit committee with general expertise in accounting or financial management. Not one non-executive director had general expertise in risk management. We had overboarded directors with directors who served on the boards of three or more public companies. Yet our company had a history of significant restatements, special charges or write-offs. AmerisourceBergen had a higher accounting and governance risk than 78% of companies. Our company also had higher shareholder class action litigation risk than 96% of all rated companies. The potential dilution in our stock was 10%.

There was no clawback policy that would recoup unearned executive pay resulting from negative restatements. Executive equity pay would not lapse upon CEO termination. Management had a unilateral right to amend our company's by-laws without shareholder approval and directors cannot be removed without cause. We could not act by written consent or utilize cumulative voting.

Our company had come under investigation, or had been subject to fine, settlement or conviction as a result of the social impact of its business practices. Our company was not a UN Global Compact signatory. Our company did not actively disclose its workplace safety record in its annual report.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by ema** FISMA & OMB Memorandum M-07-16 ***

Gaddes, Kathy

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, October 03, 2013 3:30 PM
To:	Gaddes, Kathy
Cc:	Chou, John
Subject:	Rule 14a-8 Proposal (ABC) tdt
Attachments:	CCE00003.pdf

Dear Ms. Gaddes,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Kenneth Steiner



Post-it® Fax Note 7671	Date 10-3-13	# of pages ▶
To Kathy Gaddis	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 866-658-9131	Fax #	

October 3, 2013

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade *** FISMA & OMB Memorandum M-07-16 *** Clearing, Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter serves as confirmation that since September 1, 2012, you have continuously held no less than 500 shares each of Amerisource Bergen Corp (ABC), Brocade Communication Sys Inc Com (BRCD), and Applied Materials Inc (AMAT) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrea Fernandez

Andrea Fernandez
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

Gaddes, Kathy

From: Gaddes, Kathy
Sent: Thursdav. October 03, 2013 3:38 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Chou, John
Subject: RE: Rule 14a-8 Proposal (ABC) tdt

Dear Mr. Chevedden,

I acknowledge receipt. Thank you for sending confirmation of ownership.

Regards,

Kathy H. Gaddes
Vice President, Group General Counsel and Secretary
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087
(t) 610-727-7281

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, October 03, 2013 3:30 PM
To: Gaddes, Kathy
Cc: Chou, John
Subject: Rule 14a-8 Proposal (ABC) tdt

Dear Ms. Gaddes,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Kenneth Steiner